Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

July 31, 2015

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on July 9, 2015 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 166 on Form N-1A, filed with the SEC on May 29, 2015. PEA No. 166 was filed for the purpose of introducing a new class of shares, Class I, to the Core Bond Series (the “Series”) , and to designate the existing class of the Series as Class S.

1.	Comment: Please update Edgar to reflect the designation of the existing Class of the Series as Class S.

Response: The requested change has been made.

2.	Comment: Please include disclosure regarding inflation protected securities in the “Principal Investment Strategies” and “Principal Risks of Investing in the Series” sections of the prospectus, and confirm that the principal investment strategies and principal risk disclosure provided in response to Item 4 of Form N-1A appropriately summarizes the principal investment strategies and principal risk disclosure provided in response to Item 9 of Form N-1A.

Response: Disclosure regarding inflation protected securities has been added to the “Principal Investment Strategies” and “Principal Risks of Investing in the Series” sections of the prospectus, and the Fund confirms that the principal investment strategies and principal risk disclosure provided in response to Item 4 of Form N-1A appropriately summarizes the principal investment strategies and principal risk disclosure provided in response to Item 9 of Form N-1A.

3.	Comment: Please confirm supplementally that the Series does not expect to invest in junk bonds as part of its principal investment strategies or, alternatively, add appropriate disclosure.

Response: The Advisor does not currently expect investments in junk bonds to be part of the Series’ principal investment strategies.

4.	Comment: The Series’ fundamental industry concentration restriction contains a carve-out for obligations of state or municipal governments and their political subdivisions. Please revise the fundamental restriction to limit the carve-out to tax-exempt obligations.

Response: Because the fundamental restriction may only be changed with approval of the Series’ shareholders, it will be proposed that the Fund’s Board of Directors approve the following non-fundamental industry concentration restriction to effectuate the requested change:

The Series may not purchase any securities which would cause more than 25% of the total assets of the Series, based on current value at the time of such purchase, to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that this limitation does not apply to investments in (a) obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, or (b) tax-exempt obligations of state or municipal governments and their political subdivisions.

5.	Comment: Please supplementally describe the factors considered in determining whether the Series’ investment in a collateralized debt obligation (“CDO”) is liquid.

Response: The Advisor considers the following factors, among others, in determining whether a CDO investment is liquid: (i) the frequency of trades and market quotations for the CDO; (ii) the number of dealers willing to purchase and sell the CDO, and who have issued quotes on the CDO; (iii) the number of potential purchasers for the CDO; (iv) whether any dealers have undertaken to make a market in the CDO; and (v) the nature of the CDO and the nature of the marketplace trades.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Fund’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Fund will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg Jodi L. Hedberg
Corporate Secretary

cc:	Ashley Vroman-Lee, Securities and Exchange Commission
Timothy Levin, Morgan, Lewis & Bockius LLP
Richard Yates, Manning & Napier Advisors, LLC